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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 000-21141


                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: March 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -----------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:     PHARMAPRINT INC.
                         -----------------------------------------------------

Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):

                           4701 Von Karman, Suite 201
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City, State and Zip Code: Newport Beach, CA 92660
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                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]        (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The fiscal year of Pharmaprint Inc. (the "Company") ended on March 31, 2000. Accordingly, the Company's Annual Report on Form 10-K is required to be filed by June 29, 2000.

         On May 19, 2000, the Company dismissed Arthur Andersen LLP as its independent accountants (the "Former Auditors") and engaged Corbin & Wertz as the Company's independent accountants. Due to the date of the Company's dismissal of the Former Auditors and the Company's engagement of Corbin & Wertz, additional time is necessary for the newly engaged accountants to review the Company's financial statements and complete the Company's Annual Report on Form 10-K. Attached as Exhibit 1 hereto is a copy of Corbin & Wertz's statement.

         The foregoing reasons causing the Company's inability to timely file its form 10-K for the fiscal year ended March 31, 2000 could not be eliminated without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Steven A. Bowman                  949              794-7778
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                 (Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                PHARMAPRINT INC.
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                  (Name of Registrant as Specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 29, 2000                            By: /s/ Steven A. Bowman
                                                   -----------------------------
                                                       Steven A. Bowman
                                                       Chief Executive Officer

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                                    EXHIBIT 1



To Whom It May Concern:

Corbin and Wertz was unable to complete the audit of PharmaPrint, Inc. for the year ended March 31, 2000 due to unforeseen circumstances beyond the company's control. We are in the process of completing such audit for the year ended March 31, 2000 and anticipate the audit to be completed with the prescribed time set forth in rule 12b-25(b)(2)(ii).


                                              /s/ Corbin and Wertz
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                                                  Corbin and Wertz





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